Koor Industries Ltd. Announces That It Has Sold 27 Million Shares of Makhteshim Agan Industries

January 14, 2004
- Press Release

TEL AVIV, Israel - Koor Industries Ltd. (NYSE: KOR) ("Koor"), a leading Israeli investment holding company, announced today that it has sold 27 million shares in Makhteshim Agan Industries ("Makhteshim Agan"), for NIS 418.5 million (approx. $ 95.1 million on the date of sale) to UBS Securities Israel Limited. The sale was conducted at NIS 15.5 per share, representing a 3.9% discount to the closing trade as of January 13, 2004. Following the transaction, Koor will hold 41.3% of the voting capital of Makhteshim Agan.

Koor expects to record approximately a $36 million capital gain from this transaction. As a result of the transaction, Koor expects to record an increase in its deferred tax asset to the amount of approximately $4-$5 million in the fourth quarter of 2003, in addition to the $8 million deferred tax asset relating to the holding already recorded in the third quarter 2003. The exact capital gain recorded will be determined when the financial statements, for the two respective periods, are compiled.

Makhteshim Agan (TASE: MAIN) is the world's leading generic manufacturer of crop protection products. The group produces a full range of pesticides, including acaricides, insecticides, fungicides, herbicides as well as plant growth regulators. The company is also engaged in the development, production and marketing of fine chemicals, intermediates, specialty aroma chemicals, industrial chemicals, antioxidants and nutraceuticals.

Jonathan Kolber, Chief Executive Officer of Koor Industries said today, "This sale conforms with the announcement made in Koor Industries' last quarterly results press release in which we stated our intention to sell 5-6% of Makhteshim Agan". "Following Makhteshim Agan's tremendous financial and share performance, and taking into account that Makhteshim Agan constitutes a substantial share of Koor's Net Asset Value, Koor's management took the opportunity to monetize part of that value, further improving Koor's financial position and reducing its net debt".

Mr. Kolber continued "As part of the transaction, Koor has committed not to sell any additional shares of Makhteshim Agan, other than to provide shares for an over allotment option in connection with any potential public offering by Makhteshim Agan, during the 120 days following the transaction".

About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 9008 310; Fax. +9723 9008 313
www.koor.com
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Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.